UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: November 2019

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

MOTIF BIO PLC

FORM 6-K

Results of General Meeting

On November 14, 2019, Motif Bio plc (the “Company”) issued a regulatory news service announcement stating that at the General Meeting (“GM”) of the Company held earlier that day in New York, all resolutions put to shareholders were duly passed. A copy of the regulatory new service announcement is attached herein as Exhibit 99.1.

The Company will proceed with the share capital reorganization and related initiatives as further described in the resolutions and Exhibit 99.1.

The results of the poll, incorporating the proxy votes lodged in advance of the meeting, will shortly be available on the Company's website at: https://www.motifbio.com/.

The full text of the resolutions may be found in the Notice of the General Meeting, copies of which are available on the Company's website at: https://www.motifbio.com/.

The information contained in this report on Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Regulatory news service announcement issued on November 14, 2019, entitled “Results of General Meeting.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer
Date: November 15, 2019